MATERIAL CHANGE REPORT

1.	Reporting Issuer:

TransGlobe Energy Corporation ("TransGlobe" or the "Company") Suite 2900, 330 – 5 th Avenue S.W. Calgary, Alberta T2P 0L4 Tel: (403) 264 -9888 Fax: (403) 264-9898

2.	Date of Material Change:

May 26, 2004

3.	News Release

A press release dated May 26, 2004, disclosing in detail the material summarised in this material change report was disseminated through the facilities of CCN Newswire (Canada and U.S. disclosure package) on May 26, 2004 and would have been received by the securities commissions where the Company is a "reporting issuer" and the stock exchanges on which the securities of the Company are listed and posted for trading in the normal course of their dissemination.

4.	Summary of Material Change:

On May 26, 2004, TransGlobe announced a successful appraisal well at An Nagyah #7 in the Republic of Yemen and an update on the 2004 Canadian drilling program.

5.	Full Description of Material Change:

See the attached press release.

6.	Reliance on Confidentiality Provisions:

Not Applicable

7.	Omitted Information:

Not Applicable

8.	Senior Officers:

For further information, please contact Ross G. Clarkson, President and CEO, or Lloyd W. Herrick, Vice-President and COO, at TransGlobe Energy Corporation, Suite 2900, 330 – 5th Avenue S.W., Calgary, Alberta T2P 0L4 (403) 264-9888.

9.	Statement of Senior Officer:

The foregoing accurately discloses the material change referred to in this report.

DATED May 26, 2004, at the City of Calgary, in the Province of Alberta.

"s/s Ross Clarkson" Ross G. Clarkson President and CEO

News From...	#2900, 330 –5th Avenue, S.W. Calgary, Alberta, Canada T2P 0L4 Tel: [403] 264 9888 Fax: [403] 264-9898 E-mail: trglobe@trans-globe.com Website: http://www.trans-globe.com

TRANSGLOBE ENERGY CORPORATION ANNOUNCES
SUCCESSFUL WELLS IN REPUBLIC OF YEMEN AND CANADA
TSX: "TGL" & AMEX: "TGA"

Calgary, Alberta, Wednesday, May 26, 2004 -TransGlobe Energy Corporation ("TransGlobe" or the "Company") is pleased to announce a successful appraisal well at An Nagyah #7 on Block S-1 in the Republic of Yemen and an update on the 2004 Canadian drilling program.

BLOCK S-1, REPUBLIC OF YEMEN (25% working interest)

Successful appraisal well at An Nagyah #7:

The An Nagyah #7 well was drilled to a total depth of 1,400 meters and completed as an Upper Lam oil well. The well encountered the Upper Lam sandstones with a 44 meter oil bearing interval. A 27 meter reservoir interval in the oil bearing section was perforated and flowed light oil and natural gas during a short test. No water was produced during the test period. An Nagyah #7 is located on the western edge of the An Nagyah structure, approximately 0.6 kilometers west of the An Nagyah #5 well which tested 1,150 Bopd from the Upper Lam formation (March 31, 2004 announcement). The An Nagyah #7 well will be equipped for early production via trucking and is expected to commence production after the drilling rig is moved to Harmel # 2 later this week. The Harmel #2 well will appraise the shallow depth, medium gravity oil discovered in Harmel #1 (October 12, 2000). Following Harmel #2, the rig will move to An Nagyah #8 to appraise the eastern portion of the An Nagyah structure. Additional development wells in the An Nagyah pool are expected to be drilled in the third and fourth quarters of 2004 and into 2005.

The early production (trucking) facilities at the An Nagyah field were installed during the first quarter 2004 and field production operations commenced on An Nagyah #4 on March 28, 2004. With the addition of An Nagyah #5 in April, An Nagyah #6 in May and An Nagyah #7, production capacity exceeds 3,000 Bopd. The oil production is currently trucked 18 miles to the Jannah Hunt facility where it is blended with the Marib light crude and transported by pipeline to the Ras Isa loading terminal on the Red Sea.

BLOCK 32, REPUBLIC OF YEMEN (13.81% working interest)

The field acquisition of a 100 square kilometer 3-D seismic survey over the Tasour field was completed on May 7th and the processing is underway in Calgary. The 3-D seismic interpretation will be utilized to select additional development drilling locations in the western Tasour extension and to define an exploratory location in the potential eastern Tasour area. The drilling rig is currently moving on to Tasour #12, located in the central portion of the field.

CANADA

Drilling Results:

The Canadian exploration and development drilling program commenced in late April. As of May 26 the Company drilled five wells resulting in three (1.9 net) gas wells at Nevis, one (0.7 net) potential gas well at Morningside and one (0.5 net) dry hole at Lone Pine. Including a well currently drilling at Nevis, the Company plans to drill nine more wells in Canada over the next five months. All of the wells are located in Central Alberta and are primarily gas prospects.

Facilities and Pipeline Tie-ins:

The pipeline connection for the Twining well was recently completed and the pipeline crew is now working on the Morningside tie-ins which are expected to be completed by the end of June. It is anticipated that the Twining and Morningside tie ins, combined with facility modifications at Nevis will add approximately 470 Boepd to TransGlobe.

The new wells at Nevis will be connected to the Company's existing gathering lines over the next few months. It is expected that the new Nevis wells will add approximately 1.5 MMcfd (250 Boepd) to TransGlobe's Canadian production.

TransGlobe is an international exploration and production company with its corporate office in Calgary, Alberta. Block S-1 is the second producing property for the Company in the Republic of Yemen. The Company holds a 13.8% working interest in Block 32 in the Republic of Yemen where oil production has been underway for more than three years. TransGlobe also has producing oil and gas properties in Alberta, Canada.

This release includes certain statements that may be deemed to be "forward-looking statements" within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects, are forward-looking statements. Although TransGlobe believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include oil and gas prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

TRANSGLOBE ENERGY CORPORATION	For further information, please contact:

Ross G. Clarkson, President & C.E.O.
s/s/ Ross Clarkson	- or -
Lloyd W. Herrick, Vice President & C.O.O.

Ross G. Clarkson,	Executive Offices:
President & C.E.O.	#2900, 330 –5 th Avenue, S.W.,
Calgary, AB T2P 0L4

Tel: (403) 264-9888 Fax: (403) 264-9898
Website: http://www.trans-globe.com
E-mail: trglobe@trans-globe.com